# CANARY WHARF
**G R O U P   P L C**

82-4997

03003223

JRG/AM/2421
24 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 06 2003
WASH. D.C. 155

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

SUPPL

Dear Ladies and Gentlemen

***Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')***

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to director shareholdings, notification of major interest in shares and special business resolutions.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

AMartin

for ***J R Garwood***
***Group Company Secretary***

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# Canary Wharf Group - Result of AGM

RNS Number:8715D
Canary Wharf Group PLC
15 November 2002

ANNUAL GENERAL MEETING: SPECIAL BUSINESS RESOLUTIONS

Copies of the ordinary and special resolutions passed at the Annual General Meeting of Canary Wharf Group plc held on 13 November 2002 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Canary Wharf Group - Holding(s) in Company

RNS Number:2775E
Canary Wharf Group PLC
26 November 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 25 November 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 22 November 2002 Deutsche Bank AG and its subsidiary companies had increased their interest in the ordinary shares of the Company to 65,718,435 (representing 11.26%* of the Company's issued share capital).

Note:

*As at 22 November 2002, the Company's issued share capital was 583,446,725 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Canary Wharf Group - Director Shareholding

RNS Number:6446E
Canary Wharf Group PLC
04 December 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

CANARY WHARF GROUP plc

2. Name of director(s)

(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participatii
Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

(i) 138

(ii) 141

by the named directors

8. Percentage of issued class£

i. 0.000020%

ii. 0.000024%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 1 pence each

12. Price per share

£2.69461

13. Date of transaction

2 December 2002

14. Date company informed

3 December 2002

15. Total holding following this notification

i. A. Peter Anderson 4,348

ii. George Iacobescu 804,753*

16. Total percentage holding of issued class following this notification £

i. A. Peter Anderson : 0.00074%

ii. George Iacobescu: 0.13793% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

Based on issued share capital of 583,446,725 shares of 1 pence each as at 3 December 2002.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries

Jayne Deegan - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification

John Garwood

Company Secretary

Date of Notification

4 December 2002



END

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# Canary Wharf Group - Holding(s) in Company

RNS Number:7357E
Canary Wharf Group PLC
05 December 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 5 December 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 4 December 2002 Deutsche Bank AG and its subsidiary companies had decreased their interest in the ordinary shares of the Company to 63,667,853 (representing 10.91%* of the Company's issued share capital).

Note:

*As at 4 December 2002, the Company's issued share capital was 583,446,725 ordinary shares.



END

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## Canary Wharf Group - Holding(s) in Company

RNS Number:3123F
Canary Wharf Group PLC
18 December 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 17 December 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 13 December 2002 Franklin Resources Inc and its affiliates which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc had increased their interest in the ordinary shares of the Company to 41,091,718 (representing 7.0429%* of the Company's issued share capital).

Note:

*As at 17 December 2002, the Company had an issued share capital of 583,446,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Canary Wharf Group - Director Shareholding

RNS Number:3741F
Canary Wharf Group PLC
19 December 2002

NOTIFICATION OF DIRECTORS' SHAREHOLDING

At the recent Annual General Meeting of Canary Wharf Group plc ("the Company") a resolution was passed giving the Board of the Company authority to adjust options granted under the 1997 Executive Share Option Plan and 2001 Executive Share Option Plan ("the Plans"). Such adjustments were subject to an opinion by the Company's auditors, Deloitte & Touche that the adjustments are "fair and reasonable".

Following receipt of the opinion all options held by the option holders have been adjusted. Those options held by George Iacobescu and Peter Anderson have been revised as follows:

George Iacobescu:

| Date of Grant | Number of Options Outstanding | Option Price at Grant (Pence) | Adjusted Holding |
|---|---|---|---|
| 3 March 1998 | 730,000 | 79.5 | 881,722 |
| 31 March 1999 (See Note 1) | 1,890,951 | 400 | 2,283,964 |
| 31 March 1999 (See Note 2) | 1,500,000 | 400 | 1,811,758 |
| Total | 4,120,951 | | 4,977,445 |
| Percentage of Issued Share Capital (See Note 3) | 0.70% | | 0.85% |

Peter Anderson:

| Date of Grant | Number of Options Outstanding | Option Price at Grant (Pence) | Adjusted Holding |
|---|---|---|---|
| 31 March 1999 (See Note 1) | 990,951 | 400 | 1,196,909 |
| 31 March 1999 (See Note 2) | 750,000 | 400 | 905,879 |
| Total | 1,740,951 | | 2,102,788 |
| Percentage of Issued Share Capital (See Note 3) | 0.29% | | 0.36% |

All other terms and conditions relating to the options and their exercise remain unchanged.

Notes:

Note 1: Subject to Performance Condition A which requires that the vesting of the options is conditional on the achievement of specified annual total shareholder returns ("TSR") over the performance period. If TSR of 15% was achieved over the performance period, all of the options would have vested. For TSR in excess of 12% two thirds of the options will vest and TSR in excess of 10% one third will vest. For TSR below 10% no options would have vested. In April 2002 following the achievement of a TSR of 10% one third of the options vested. In May 2002 following achievement of a TSR of 12% a further third vested. The performance condition further requires that the options vesting may only be exercised in three equal tranches over three years from 2002.

Note 2: Subject to Performance Condition B which provides that options may only be exercised after 1 January 2002. In addition to the achievement of the TSR targets specified in Performance Condition A, these options are also subject to an additional condition requiring the completion of 90% of the identified properties and the leasing of 90% of the said completed properties.

Note 3: As at 19 December 2002, the Company had an issued share capital of 583,446,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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